HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, NC 28211

September 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Mellissa Campbell Duru

Re:  Horizon Lines, Inc.

Registration Statement on Form S-4

Filed August 26, 2011

File No. 333-176520

Schedule TO

Filed August 26, 2011

File No. 5-81081

Dear Ms. Duru:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2011 to Mr. Stephen Fraser, President and Chief Executive Officer of Horizon Lines, Inc. (the “Company”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO (“Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect our responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Registration Statement on Form S-4

General

1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm. Please confirm to us that you will satisfy the obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response: We respectfully advise the Staff that we will file a final prospectus, after effectiveness, in accordance with the above interpretation.

2.	We note that agreements were entered into with approximately 98% of noteholders prior to the filing of the registration statement and the commencement of the exchange offer. Please refer to the Division of Corporation Finance’s Compliance & Disclosure Interpretations-Securities Act Section at 139.29. Supplementally advise us of how the filing person considered the aforementioned interpretation. Refer to http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: We respectfully advise the Staff that entry into the commitment letters and restructuring support agreements with holders of our existing convertible senior notes (the “notes”) was not an offering event that would preclude the Company from subsequently filing the Registration Statement. In Compliance and Disclosure Interpretation—Securities Act Sections—Question 139.29, the Staff specifically recognizes the legitimate business reasons for seeking lock-up agreements or agreements to tender in a registered debt exchange offer. In particular, the Staff notes that it will not object to the registration of offers and sales when lock-up agreements had been signed prior to the filing of a registration statement in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

Securities and Exchange Commission

Division of Corporation Finance

•	all note holders eligible to participate in the exchange offer will receive the same amount and form of consideration.

In the present situation, all of the above-noted circumstances are present. As discussed below in response to comment 3, each of the noteholders that executed a commitment letter and restructuring support agreement was a “qualified institutional buyer”, as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the noteholders that executed the commitment letter and restructuring support agreement collectively owned less than 100% of the outstanding principal amount of the notes. The exchange offer is being made to all holders of the notes. Finally, as discussed below in response to comment 4, all holders of the notes eligible to participate in the exchange offer will receive the same amount and form of consideration in the exchange offer. In light of the above reasons, we respectfully submit that the entry into the commitment letters and the restructuring support agreements with the noteholders was consistent with Compliance and Disclosure Interpretation—Securities Act Sections—Question 139.29.

3.	Further to our comment above. Supplementally advise us of the total number of noteholders contacted (i.e., including any holders who chose not to execute an agreement) and whether all persons who executed agreements are accredited investors. We may have further comment.

Response: We have been advised by counsel to the informal committee of noteholders that they contacted approximately twelve noteholders, which consisted of twelve investment managers, asset managers, financial advisors or other nominees for the various beneficial owners of the convertible senior notes. We have also been advised by counsel to the informal committee of noteholders that nine of the noteholders contacted executed a restructuring support agreement.

Each of the beneficial owners who executed a restructuring support agreement represented in the restructuring support agreement that such beneficial owner was a “qualified institutional buyer”, as defined in Rule 144A under the Securities Act. As the Staff is well aware, a person or entity that qualifies as a “qualified institutional buyer” falls within the definition of an “accredited investor” in the vast majority of situations. Accordingly, we reasonably believe that each of the beneficial owners who executed a restructuring support agreement is an “accredited investor” based upon the representation in each of the restructuring support agreements that each of the beneficial owners is a “qualified institutional buyer”, as defined in Rule 144A under the Securities Act.

Securities and Exchange Commission

Division of Corporation Finance

4.	Supplementally advise us of the consideration you have given to the provisions of Rule 13e-4(f)(8)(ii) as it applies to the consideration being offered to non-U.S. citizen noteholders who participate in the exchange offer. Your response should address how the company considered the relative value and/or characteristics of the redemption notes and warrants as compared to the common stock offered to U.S. citizens.

Response: We respectfully advise the Staff that we believe the consideration being offered to noteholders who participate in the exchange offer is the economic equivalent for all noteholders. The consideration to be received by noteholders in the exchange offer was established after extensive negotiations with legal and financial advisors to the informal committee of noteholders. The noteholders are well aware of the ownership restrictions on our common stock imposed by the Jones Act. Our amended and restated certificate of incorporation currently provides that non-U.S. citizens may not beneficially own, individually or in the aggregate, more than 19.9% of our shares outstanding so that we do not cease to be qualified under certain maritime laws to own and operate vessels in the coastwise trade of the United States. Specifically, the Jones Act (officially known as the Merchant Marine Act of 1920), requires, among other things, that at least 75% of our common stock be owned at all times by U.S. citizens. Under our existing amended and restated certificate of incorporation, any transfer or status change of a beneficial owner that would cause us to violate the Jones Act provisions will result in the automatic transfer of such “excess shares” into a trust or we may redeem such “excess shares”, with the redemption price to be paid in cash or by issuing a redemption note. The issuance of warrants, if any, is simply an alternative means from redemption notes to ensure that we do not violate the ownership provisions of the Jones Act.

Each noteholder who participates in the exchange offer will receive on a pro rata basis new convertible secured notes and shares of our common stock or, in lieu of shares of our common stock, warrants. In certain limited circumstances in which a noteholder receives “excess shares” prior to stockholder approval of the proposal to amend our amended and restated certificate of incorporation to provide for the issuance of warrants in consideration for “excess shares,” which is expected to occur shortly after consummation of the exchange offer, we may issue redemption notes pursuant to our existing amended and restated certificate of incorporation.

Based upon extensive discussions with the legal and financial advisors to the informal committee of noteholders in light of the imbalanced nature of these provisions in our amended and restated certificate of incorporation to such stockholders and in order to comply with the Jones Act, we agreed to issue warrants (rather than redemption notes) in lieu of shares of our common stock in connection with the exchange offer or upon conversion of the convertible secured notes if and to the extent such shares would constitute “excess shares” (as defined in our amended and restated certificate of incorporation) if they were issued. In light of the extensive negotiations with the legal and financial advisors to the informal committee of noteholders, we believe the relative value and characteristics of the warrants or redemption notes to be issued, if any, to non-U.S. citizen noteholders in lieu of shares of our common stock is economically equivalent to the shares of our common stock offered to U.S. citizens. In particular, we specifically note that (i) each warrant entitles the holder to purchase one share of common stock, (ii) the warrants and the shares of common stock to be issued upon conversion of the warrants, like the common stock, are being registered with the Commission pursuant to the Registration Statement and will be freely transferable when issued, subject to restrictions that may apply to our affiliates or that may otherwise apply pursuant to applicable securities laws, (iii) the warrants will have anti-dilution protection and (iv) there are no restrictive covenants on the warrants. Based upon the above, we respectfully assert that the consideration being offered to noteholders who participate in the exchange offer complies with Rule 13-4(f)(8)(ii).

Securities and Exchange Commission

Division of Corporation Finance

5.	You inform noteholders of the questionnaire they must complete to certify their U.S. citizenship. Failure to do so could result in the U.S. citizen being unable to receive common shares as part of the exchange consideration. Advise us of whether there are procedures U.S. citizens may use to contact the company in order to correct errors made in submitting the questionnaire and in order to preserve their right to receive the exchange consideration offered to other U.S. citizens.

Response: Based upon the Staff’s comment, we have revised the questionnaire noteholders must complete to certify their U.S. citizenship to include procedures U.S. citizens may use to contact the company in order to correct errors made in submitting the questionnaire and in order to preserve their right to receive the exchange consideration offered to other U.S. citizens. Please note that based upon comment 14, we have filed the form of questionnaire that noteholders must return in order to certify their citizenship as an exhibit to Amendment No. 1 to the Schedule TO.

6.	You disclose that the New York Stock Exchange has allowed the company an exception from its Shareholder Approval Policy. Notwithstanding, given that noteholders will own approximately 62% of outstanding shares following the consummation of the offer (and prior to any conversions of new notes), supplementally advise us of the consideration the board has given to requirements under the constitutive documents of the company and/or state law, if any, regarding the failure to obtain shareholder approval prior to the consummation of the exchange offer.

Response: The Company and its board of directors gave great consideration to requirements under its constituent documents and under Delaware law. As explained to the New York Stock Exchange, after more than a year of exploring potential refinancing and restructuring alternatives, that would maximize value for all stakeholders, the Company is left with one option to avoid a bankruptcy

Securities and Exchange Commission

Division of Corporation Finance

filing. The Company and its board of directors have concluded that the proposed exchange offer and refinancing transactions will maximize value to its stakeholders as opposed to a bankruptcy filing.

Cautionary Note Regarding Forward Looking Statements, page ii

7.	Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer.

Response: Based upon the Staff’s comment, we have revised the disclosure on pages ii and iii.

8.	Refer to disclosure in which you “specifically decline any obligation to update any…statements or to publicly announce the results of any revisions to any such statements…” Please remove this statement. It is inconsistent with the company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. Also, refrain from including such language in future press releases and/or filings.

Response: Based upon the Staff’s comment, we have revised the disclosure on page iii.

Questions and Answers about the Exchange Offer, page vi

What will I receive in the Exchange Offer, page vii

9.	Clarify what exchange consideration foreign holders will receive. For example, please explain the circumstances when foreign noteholders will receive common shares, versus warrants versus redemption notes. Refer generally to Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. We may have further comment.

Response: Based upon the Staff’s comment, we have revised the disclosure on page vii to further clarify what exchange consideration foreign holders will receive in the exchange offer.

Are there any conditions to the Exchange Offer…, page viii

Securities and Exchange Commission

Division of Corporation Finance

10.	Please include an explanation of why the company intends to seek shareholder approval to approve the issuance of warrant consideration for excess shares.

Response: Based upon the Staff’s comment, we have revised the disclosure on pages viii, 5, 9, 126, 132 and 134 to include an explanation of why we intend to seek shareholder approval to approve the issuance of warrant consideration for “excess shares.”

11.	Please further highlight the impact of the exchange offer on the voting power noteholders will have following the consummation of the exchange offer.

Response: Based upon the Staff’s comment, we have revised the disclosure on page viii to highlight the impact of the exchange offer on the voting power noteholders will have following the consummation of the exchange offer.

Conditions of the Exchange Offer and Consent Solicitation, page 132

12.	All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer. We note the language in the third paragraph following the bullet point list of conditions. Please revise to clarify that the assertion of any such conditions would need to occur at or prior to expiration.

Response: Based upon the Staff’s comment, we have revised the disclosure on page 132 to clarify that any conditions to the exchange offer, other than those conditions dependent upon government approvals, would need to occur at or prior to expiration of the exchange offer.

Description of the Redemption Notes, page 144

13.	Please supplement the disclosure in this section to provide further details of the material terms of the redemption notes, which may be issued to foreign noteholders in lieu of common shares in the exchange offer or upon conversion of the new notes in order to comply with the Jones Act.

Response: Based upon the Staff’s comment, we have provided additional disclosure on page 143 to provide further details of the material terms of the redemption notes.

Securities and Exchange Commission

Division of Corporation Finance

Exhibit Index

14.	We note reference to the “questionnaire” that noteholders must return in order to certify their citizenship for the reasons you outline. We were unable to locate the questionnaire as an exhibit. Please advise or revise to file as an exhibit to the Schedule TO.

Response: Based upon the Staff’s comment, we have filed the form of questionnaire that noteholders must return in order to certify their citizenship as an exhibit to Amendment No. 1 to the Schedule TO.

15.	Please file the opinion of counsel with your next amendment.

Response: We respectfully advise the Staff that we will file the opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement.

*            *             *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II
Michael F. Zendan, II Senior Vice President, General Counsel and Secretary Horizon Lines, Inc.

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Jason K. Zachary

Kirkland & Ellis LLP